SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )
________________________

Handy & Harman Ltd.
(Name of Subject Company)
________________________

Handy & Harman Ltd.
(Names of Filing Persons - Offeror)
________________________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
________________________

 410315105
 (CUSIP Number of Class of Securities)
________________________

James F. McCabe, Jr.
Senior Vice President and Chief Financial Officer
1133 Westchester Avenue
Suite N222
White Plains, New York 10604
(914) 461-1300

 (Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Steve Wolosky, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower, 65 East 55th Street
New York, New York 10022
(212) 451-2300
________________________

CALCULATION OF FILING FEE:

Transaction Valuation*	Amount of Filing Fee
Not Applicable	Not Applicable

*           A filing fee is not required in connection with this filing as it relates to the preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Handy & Harman Ltd. to Commence Tender Offer to
Repurchase Up to $60 Million in Value of Shares of Its Common Stock

White Plains, New York, August 6, 2014 – Handy & Harman Ltd. (NASDAQ: HNH) (“HNH” or the “Company”), a diversified global industrial company, today announced that its Board of Directors has authorized a tender offer (the “Offer”) to purchase for cash up to $60 million in value of shares of its common stock, par value $0.01 per share, at a price of $24.00 per share (the “Purchase Price”).  The closing price of HNH’s common stock on August 6, 2014 was $22.56.

The Company intends to commence the Offer on August 7, 2014 and expects the Offer will expire at 5:00 P.M., Eastern Time, on September 5, 2014, unless extended or withdrawn.  Shares must be tendered prior to the expiration of the Offer, and existing tenders of shares may be withdrawn at any time prior to the expiration of the Offer.  Withdrawn shares will be returned to their holders in accordance with the terms of the Offer.  The Offer will not be conditioned on any minimum number of shares being tendered or any financing contingency.  However, the Offer will be subject to certain customary conditions.  The Company reserves the right in the Offer to purchase up to an additional 2% of its shares of common stock outstanding.

HNH intends to fund the Offer with cash on hand.  Financing is not a condition to the Offer.  If more than the maximum number of shares sought is tendered, the tendered shares will be purchased first, from all holders of “small lots” of less than 100 shares and second, from all other stockholders on a pro rata basis.  Stockholders whose shares are purchased through the Offer will be paid the Purchase Price in cash, without interest, promptly after the expiration of the Offer.  Shares not purchased due to proration will be returned to tendering stockholders.

HNH’s directors, executive officers and affiliates have advised the Company that they do not intend to tender any of their shares of common stock in the Offer. DGT Holdings Corp., which is 82.7% owned by Steel Partners Holdings L.P. (“SPH”), which itself owns 56.1% of the Company, intends to tender into the Offer its 97,550 shares of the Company’s common stock. No other affiliates of the Company or SPH intend to tender any of their shares of HNH in the Offer.

The Offer described in this press release has not yet commenced.  At the time the Offer is commenced, the terms and conditions of the Offer will be set forth in an offer to purchase, a letter of transmittal and related documentation (the “Offering Documents”), which will be distributed to HNH stockholders and filed with the Securities and Exchange Commission (“SEC”).  We have retained Computershare Trust Company, N.A. (“Computershare”) to serve as the depositary for the Offer and MacKenzie Partners, Inc. (“MacKenzie”) to serve as the Information Agent.  A copy of the Offering Documents may be obtained from MacKenzie at (800) 322-2885 or tenderoffer@mackenziepartners.com, when they become available.  Please contact MacKenzie with any questions regarding the Offer.

Stockholders are urged to read the Offering Documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares.  The Offering Documents will be available for free at the SEC’s website at http://www.sec.gov. In addition, HNH’s stockholders will be able to obtain a copy of these documents from MacKenzie as noted above, free of charge.

In addition to the Offering Documents, HNH files annual, quarterly and special reports, proxy statements and other information with the SEC.  You may read and copy any reports, statements or other information filed by HNH at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.  HNH’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

Over the last two years, through its repurchase programs, HNH has repurchased approximately 700,514 shares of common stock at an average cost of $22.33 per share.  Through this Offer, HNH is continuing its commitment to repurchasing its shares of common stock with a view to enhancing stockholder value.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO SELL OR PURCHASE, OR THE SOLICITATION OF TENDERS OR CONSENTS WITH RESPECT TO, THE SHARES OF HNH.  NO OFFER, SOLICITATION, PURCHASE OR SALE WILL BE MADE IN ANY JURISDICTION IN WHICH SUCH AN OFFER, SOLICITATION, PURCHASE OR SALE WOULD BE UNLAWFUL.  THE OFFER WILL BE MADE SOLELY PURSUANT TO THE OFFERING DOCUMENTS.  NONE OF HNH, ITS BOARD OF DIRECTORS, OFFICERS OR EMPLOYEES, COMPUTERSHARE OR MACKENZIE IS MAKING ANY RECOMMENDATION AS TO WHETHER OR NOT STOCKHOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR SHARES IN THE OFFER.  STOCKHOLDERS ARE STRONGLY ENCOURAGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFERING DOCUMENTS AND TO CONSULT THEIR INVESTMENT AND TAX ADVISORS BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.

About Handy & Harman Ltd.

Handy & Harman Ltd. is a diversified manufacturer of engineered niche industrial products with leading market positions in many of the markets it serves. Through its wholly-owned operating subsidiaries, HNH focuses on high margin products and innovative technology and serves customers across a wide range of end markets. HNH’s diverse product offerings are marketed throughout the United States and internationally.

HNH’s companies are organized into five businesses: Joining Materials, Tubing, Building Materials, Arlon, and Kasco.

The Company sells its products and services through direct sales forces, distributors, and manufacturer’s representatives. HNH serves a diverse customer base, including the construction, electronics, telecommunications, transportation, utility, medical, semiconductor, aerospace, aviation, military electronics and food industries.

The Company’s business strategy is to enhance the growth and profitability of the HNH business units and to build upon their strengths through internal growth and strategic acquisitions. Management expects HNH to continue to focus on high margin products and innovative technology. Management has evaluated and will continue to evaluate, from time to time, potential strategic and opportunistic acquisition opportunities, as well as the potential sale of certain businesses and assets.

The Company is based in White Plains, N.Y., and its common stock is listed on the NASDAQ Capital Market under the symbol HNH. Website: www.handyharman.com

Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that reflect HNH’s current expectations and projections about its future results, performance, prospects, and opportunities. HNH has tried to identify these forward-looking statements by using words such as “may,” “should,” “expect,” “hope,” “anticipate,” “believe,” “intend,” “plan,” “estimate,” and similar expressions. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause its actual results, performance, prospects, or opportunities in 2014 and beyond to differ materially from those expressed in, or implied by, these forward-looking statements. These factors include, without limitation, HNH’s need for additional financing and the terms and conditions of any financing that is consummated, customers’ acceptance of its new and existing products, the risk that the Company will not be able to compete successfully, the possible volatility of the Company’s stock price, and the potential fluctuation in its operating results. Although HNH believes that the expectations reflected in these forward-looking statements are reasonable and achievable, such statements involve significant risks and uncertainties, and no assurance can be given that the actual results will be consistent with these forward-looking statements. Investors should read carefully the factors described in the “Risk Factors” section of the Company’s filings with the SEC, including the Company’s Form 10-K for the year ended December 31, 2013, for information regarding risk factors that could affect the Company’s results. Except as otherwise required by Federal securities laws, HNH undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

James F. McCabe, Jr., Senior Vice President and Chief Financial Officer
212-520-2376
jmccabe@steelpartners.com